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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON PROVIDES UPDATE ON MIGUEL AUZA LITIGATION

Toronto, Ontario – August 10, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is providing a further update on litigation involving the Company’s subsidiary, San Pedro Resources SA de CV (“San Pedro”) disclosed on December 5, 2019 in respect of the La Antigua mineral concession (“La Antigua”), which is part of the Evolución Property in Zacatecas.

Further to the Company’s press release of July 2, 2021, Excellon received an initial electronic notice on July 1, 2021 that San Pedro’s appeal to the federal courts of Mexico in respect of the litigation was dismissed, despite the lack of evidence, facts or law to support this outcome. The Company has now received the formal written decision on the appeal which, based on initial legal review, appears to uphold the judgment granting the plaintiff (the “Plaintiff”) an award of approximately US$23 million (the “Judgment”) and is not subject to further legal appeal in Mexico.

“These court decisions are the product of rank corruption and are a black mark on the judicial system of Mexico,” stated Brendan Cahill, President and CEO. “The value ascribed in the judgment is impossible based on evidence, facts or law. Simply put, the maximum value realizable by the plaintiff from the agreement on La Antigua was US$500,000 in the best-case scenario, yet the Miguel Auza Mine was shut down in 2008 almost immediately after operations commenced.”

“We continue to pursue avenues through our labour, community and government relationships and are investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course. We do not expect this decision to impact any of our other assets, including Platosa, Kilgore, Oakley and Silver City. Additionally, to realize on the judgment, the plaintiff will need to contend with the interests of the 90 people San Pedro employs in the town of Miguel Auza and the economy of northern Zacatecas.”

La Antigua was included in Excellon’s acquisition of Silver Eagle Mines Inc. (“Silver Eagle”) in 2009 and includes a portion of the Evolución mineral resource at Miguel Auza. The concession is subject to an exploration and exploitation agreement with purchase option (the “Agreement”) between San Pedro (now a subsidiary of Excellon) and the Plaintiff that provided, among other things, for a minimum payment of US$2,500 plus value added tax per month (the “Advance Royalty”) and the payment of a 3% net smelter return (“NSR”) royalty. Pursuant to the Agreement, San Pedro had the right to purchase absolute title to La Antigua including the NSR royalty upon payment of US$500,000, a right that was never exercised as there was no economic sense in doing so. San Pedro has accrued the Advance Royalty on an ongoing basis.

Though the Miguel Auza Mine never reached commercial production and was put on care-and-maintenance in December 2008 prior to Excellon’s acquisition of Silver Eagle, the Plaintiff sued San Pedro for non-compliance with the Agreement and specifically for not operating the Miguel Auza Mine. The Plaintiff was awarded damages of approximately US$700,000 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. In December 2019, the Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, made the Judgment, predominantly in damages for the Miguel Auza Mine not being in operation. The book value of San Pedro’s fixed assets is US$4.8 million.

As previously described, the Judgment is solely against San Pedro and the Company believes that the Plaintiff has no recourse against Excellon’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource disclosed in September 2020. San Pedro generates minimal cash flows from milling fees charged to the Platosa Mine for ore processing and holds minimal working capital. The Platosa Mine is owned and operated by an entirely separate subsidiary.

Additional updates will be provided as necessary in due course.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality advanced exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer

Alfred Colas, Chief Financial Officer
(416) 364-1130
info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the outcome and impact of the legal action in Mexico in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021), mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: August 10, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer